Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

January 29, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed November 7, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 28, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 7 to the Company’s Registration Statement on Form S-1 (“Amendment No. 7”), containing revisions that have been made in response to the Staff’s comments.

Prospectus Summary, page 1

The Offering, page 6

1.
We note from your revised disclosure on page 27 that you are no longer planning to use the proceeds from this offering for acquisitions of other companies in the veterinary healthcare and medical care product industries. Please revise this discussion to remove this item as one of the uses of proceeds.

Response:  We have revised our disclosure accordingly, as reflected on page 6 of Amendment No. 7.

Executive Compensation, page 34

2.
It does not appear that you have provided the required executive compensation for your last completed fiscal year. Please revise your disclosure to provide your executive compensation disclosure for the fiscal year ended December 31, 2008.

Response: We have revised our disclosure accordingly, as reflected on pages 34 and 36 of Amendment No. 7.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.